

February 26, 2021

Matthew Nicosia
Chief Executive Officer
Vivakor, Inc.
433 Lawndale Drive
South Salt Lake City, UT 84115

> **Re: Vivakor, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 12, 2021**
> **File No. 333-250011**

Dear Mr. Nicosia:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 13, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1

Corporate Structure, page 2

1. Please revise your organizational chart to include the the various entities discussed throughout your filing, including Vivaventures UTSI LLC, Vivaventures Royalty II LLC, Viva Wealth Fund I, LLC, Vivaopportunity Fund LLC, Viva Energy Fund III, LLC and International Metals Exchange, LLC, as requested in prior comment 4.

Market For Our Common Stock and Related Stockholder Matters, page 24

2. We note you have revised your disclosure to reflect that the OTC Pink does not constitute an established public trading market in response to prior comment 7 and reissue the comment in part. Please state the range of high and low bid information for each full

quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included, or are required to be included. See Item 201(a)(1)(iii) of Regulation S-K.

Exhibits

3. Please file executed copies of your agreements and/or notes with Novus Capital Group LLC and TriValley and Triple T, including any amendments thereto, or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

4. We note that Exhibit 10.10 appears to contain redactions. Please clarify whether you are redacting information from Exhibit 10.10 and the basis for such redactions.

5. Please file executed copies of all agreements filed as exhibits.

General

6. We note disclosure on pages 41 and 42 continues to state that you believe you may be able to generate $6 million from the sale of precious metals based on indications from potential buyers. As requested in prior comment 2, please revise to clarify the basis for this statement and disclose any material assumptions used in such estimates.

7. Please include the name(s) of the underwriter(s) in your next amendment.

8. We continue to consider your revised disclosure in response to prior comment 6, and may have additional comments.

You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Raj Rajan, Staff Accountant, at (202) 551-3763 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Scott Linsky